Dreyfus Premier Intrinsic Value Fund

SEMIANNUAL REPORT September 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund

 ## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Intrinsic Value Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, James G. McCluskey, CFA, Jeffrey Simon and Daniel Adler, CFA, of Bear Stearns Asset Management Inc., the fund's sub-investment adviser.

Stocks have traded within a relatively narrow range over the past six months, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

James G. McCluskey, CFA, Jeffrey Simon, and Daniel Adler, CFA, Portfolio Managers
Bear Stearns Asset Management Inc., Sub-Investment Adviser

How did Dreyfus Premier Intrinsic Value Fund perform relative to its benchmark?

For the six-month period ended September 30, 2005, the fund produced total returns of 2.02% for Class A shares, 1.60% for Class B shares, 1.63% for Class C shares, 2.13% for Class R shares and 1.88% for Class T shares.[1,2] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), produced a total return of 5.02%.[3]

The stock market was driven higher during the reporting period by strong results from the energy and utilities sectors, which benefited from soaring oil and gas prices. Most other industry groups produced more modest gains or losses. The fund's returns were lower than its benchmark, primarily due to its relatively heavy exposure to consumer discretionary stocks and light positions in high-flying energy stocks.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of companies with market capitalizations, at the time of purchase, of more than $10 billion that we identify as value securities.

We use a "value approach" to investing. We look for equity securities that have relatively low price-to-book ratios, low price-to-earnings ratios or lower-than-average price-to-cash-flow ratios. We may consider factors such as a company's earnings growth, dividend pay-out ratios, return on equity, new management and upcoming corporate restructuring, the general business cycle, the company's position within a specific industry and the company's responsiveness to changing conditions.

What other factors influenced the fund's performance?

Stocks were hurt by results from the U.S. economy. Although the economy showed evidence of more sustainable growth and corporate

earnings were generally positive, these favorable influences were offset by rising interest rates and mounting inflation worries, including surging energy prices, that threatened to erode future economic activity and corporate financial results.

As a result, energy producers ranked as the strongest performers for the reporting period by far, accounting for much of the S&P 500 Index's overall gains. Energy stocks were driven higher by earnings windfalls as oil and gas prices soared to record highs amid rising demand for a limited supply of energy-related commodities from Asia and the United States. Other market sectors within the S&P 500 Index provided mixed results, with modest gains in the health care sector offset by declines among energy-consuming companies, including many in the materials and industrials areas. In addition, consumer discretionary stocks were hurt by concerns that high gasoline and heating oil prices might constrain consumer spending.

In this economic environment, the fund's performance lagged the S&P 500 Index due to our emphasis on consumer discretionary stocks that we regarded as attractively valued. For example, retail giants Home Depot and Wal-Mart saw their share prices decline despite posting strong financial results, as investors worried that lower consumer spending might reduce future earnings. In addition, apparel retailer TJX Companies declined after announcing disappointing results from some of its smaller divisions. Additionally, share prices of media companies, such as fund holding News Corporation, continued to lag despite reporting continued growth in revenues and cash flows.

The fund's relative performance also was adversely affected by its holdings of energy companies. The fund's energy positions tended to focus on integrated oil producers during a period in which drillers and oil service companies fared even better. Nonetheless, Conoco-Phillips, which achieved record profits in its drilling and refining businesses, was one of the fund's top-performing holdings during the reporting period.

Disappointing results in the consumer discretionary and energy areas were partly offset by better performance in other sectors. For example, compared to the benchmark, the fund held relatively few materials and industrial companies, which generally were unable to pass along

higher commodity and energy costs to their customers. In the technology sector, the fund enjoyed attractive returns from hardware manufacturer Hewlett-Packard, where a new CEO embarked on a new turn-around strategy. Among consumer staples companies, Procter & Gamble benefited from reduced investor concern regarding the upcoming integration of Gillette, a recent acquisition.

What is the fund's current strategy?

We have continued to employ our disciplined, value-oriented approach to investing. Our stock selection process has continued to find more attractive values among consumer discretionary companies than energy producers. Indeed, we believe that today's high energy prices may prove to be unsustainable. In addition, very large companies, which began the reporting period at attractive valuations, recently have become even more attractively valued compared to historical norms. Accordingly, the fund has continued to focus on high-quality companies with attractive earnings prospects and strong balance sheets whose stock prices, in our judgment, do not fully reflect their intrinsic worth.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation, who has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *The fund commenced operations after all of the assets of a predecessor mutual fund were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund, and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not.*

[3] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Intrinsic Value Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 4.96	$ 9.75	$ 9.60	$ 4.36	$ 7.03
Ending value (after expenses)	$1,020.20	$1,016.00	$1,016.30	$1,021.30	$1,018.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 4.96	$ 9.75	$ 9.60	$ 4.36	$ 7.03
Ending value (after expenses)	$1,020.16	$1,015.39	$1,015.54	$1,020.76	$1,018.10

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.93% for Class B, 1.90% for Class C, .86% for Class R and 1.39% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Common Stocks−99.3%	Shares	Value ($)
Banking−9.8%		
Bank of America	136,092	5,729,473
US Bancorp	168,500	4,731,480
Wachovia	100,100	4,763,759
Wells Fargo & Co.	102,800	6,020,996
		21,245,708
Consumer Discretionary−19.6%		
Comcast, Cl. A	70,600 [a]	2,074,228
Discovery Holding, Cl. A	72,144 [a]	1,041,759
EchoStar Communications, Cl. A	54,700	1,617,479
H & R Block	59,700	1,431,606
Home Depot	199,200	7,597,488
Liberty Media, Cl. A	546,443 [a]	4,398,866
News, Cl. A	471,776	7,354,988
Time Warner	204,200	3,698,062
TJX Cos.	298,400	6,111,232
Viacom, Cl. B	102,600	3,386,826
WPP Group, ADR	72,500	3,706,200
		42,418,734
Consumer Staples−11.3%		
Altria Group	22,000	1,621,620
Anheuser-Busch Cos.	101,500	4,368,560
Coca-Cola	50,400	2,176,776
Procter & Gamble	129,900	7,723,854
Wal-Mart Stores	192,300	8,426,586
		24,317,396
Energy−8.9%		
Chevron	89,112	5,768,220
ConocoPhillips	60,400	4,222,564
Exxon Mobil	144,000	9,149,760
		19,140,544

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Common Stocks (continued)	Shares	Value ($)
Financial−16.2%		
American Express	37,500	2,154,000
Citigroup	240,133	10,930,854
Freddie Mac	95,100	5,369,346
JPMorgan Chase & Co.	158,400	5,374,512
MBNA	115,200	2,838,528
Merrill Lynch & Co.	60,000	3,681,000
Morgan Stanley	84,900	4,579,506
		34,927,746
Health Care−5.1%		
Johnson & Johnson	115,600	7,315,168
Pfizer	148,800	3,715,536
		11,030,704
Industrial−4.6%		
General Electric	231,800	7,804,706
United Technologies	42,800	2,218,752
		10,023,458
Information Technology−14.9%		
First Data	111,000	4,440,000
Hewlett-Packard	153,200	4,473,440
International Business Machines	81,900	6,570,018
Microsoft	220,600	5,676,038
Nokia, ADR	428,200	7,240,862
Oracle	307,500 [a]	3,809,925
		32,210,283
Insurance−8.9%		
American International Group	100,600	6,233,176
Berkshire Hathaway, Cl. B	1,585 [a]	4,328,635

8

Common Stocks (continued)	Shares	Value ($)
Insurance (continued)		
Marsh & McLennan Cos.	151,800	4,613,202
St. Paul Travelers Cos.	88,273	3,960,810
		19,135,823
Total Investments (cost $195,945,523)	**99.3%**	**214,450,396**
Cash and Receivables (Net)	**.7%**	**1,516,466**
Net Assets	**100.0%**	**215,966,862**

ADR—American Depository Receipts.

[a] Non-income producing.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Consumer Discretionary	19.6	Energy	8.9
Financial	16.2	Insurance	8.9
Information Technology	14.9	Health Care	5.1
Consumer Staples	11.3	Industrial	4.6
Banking	9.8		**99.3**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	195,945,523	214,450,396
Cash		130,573
Receivable for investment securities sold		2,170,382
Dividends receivable		231,673
Receivable for shares of Beneficial Interest subscribed		59,930
Prepaid expenses		30,742
		217,073,696
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		227,822
Payable for investment securities purchased		501,472
Payable for shares of Beneficial Interest redeemed		316,398
Accrued expenses		61,142
		1,106,834
Net Assets ($)		**215,966,862**
Composition of Net Assets ($):		
Paid-in capital		181,641,414
Accumulated investment income–net		1,163,083
Accumulated net realized gain (loss) on investments		14,657,492
Accumulated net unrealized appreciation (depreciation) on investments		18,504,873
Net Assets ($)		**215,966,862**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	12,557,788	30,844,362	26,677,382	108,215,893	37,671,437
Shares Outstanding	564,301	1,424,687	1,225,563	4,789,339	1,694,729
Net Asset Value Per Share ($)	**22.25**	**21.65**	**21.77**	**22.60**	**22.23**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	2,223,351
Affiliated issuers	18,912
Income from securities lending	11,591
Total Income	**2,253,854**
Expenses:	
Investment advisory fee–Note 3(a)	839,478
Distribution fees–Note 3(b)	273,168
Shareholder servicing costs–Note 3(c)	201,194
Registration fees	39,173
Professional fees	30,728
Prospectus and shareholders' reports	2,347
Custodian fees–Note 3(c)	518
Interest expense–Note 2	31
Total Expenses	**1,386,637**
Investment Income–Net	**867,217**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	8,409,698
Net unrealized appreciation (depreciation) on investments	(4,918,562)
Net Realized and Unrealized Gain (Loss) on Investments	**3,491,136**
Net Increase in Net Assets Resulting from Operations	**4,358,353**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Operations ($):		
Investment income–net	867,217	1,901,989
Net realized gain (loss) on investments	8,409,698	12,849,677
Net unrealized appreciation (depreciation) on investments	(4,918,562)	7,365,217
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,358,353**	**22,116,883**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	–	(63,753)
Class B shares	–	(141,317)
Class C shares	–	(118,347)
Class R shares	–	(1,254,590)
Class T shares	–	(385,744)
Net realized gain on investments:		
Class A shares	–	(165,026)
Class B shares	–	(763,985)
Class C shares	–	(625,287)
Class R shares	–	(2,425,097)
Class T shares	–	(1,005,755)
Total Dividends	**–**	**(6,948,901)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	4,136,822	9,441,189
Class B shares	1,923,480	5,667,179
Class C shares	2,005,833	4,102,715
Class R shares	9,258,190	84,513,993
Class T shares	822,010	6,033,806
Net assets received in connection with reorganization–Note 1:		
Class B shares	–	11,484,393
Class C shares	–	6,716,277
Class R shares	–	375,577
Class T shares	–	17,645,705

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005 [a,b]
Beneficial Interest **Transactions ($) (continued):**		
Dividends reinvested:		
Class A shares	−	214,748
Class B shares	−	806,874
Class C shares	−	673,874
Class R shares	−	3,501,826
Class T shares	−	1,244,804
Cost of shares redeemed:		
Class A shares	(409,104)	(1,202,976)
Class B shares	(4,602,556)	(5,335,156)
Class C shares	(3,022,378)	(5,928,816)
Class R shares	(16,975,028)	(15,887,374)
Class T shares	(4,594,518)	(25,843,908)
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**(11,457,249)**	**98,224,730**
Total Increase (Decrease) in Net Assets	**(7,098,896)**	**113,392,712**
Net Assets ($):		
Beginning of Period	223,065,758	109,673,046
End of Period	**215,966,862**	**223,065,758**
Undistributed investment income−net	1,163,083	295,866

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Capital Share Transactions:		
Class A		
Shares sold	187,312	440,792
Shares issued for dividends reinvested	–	9,708
Shares redeemed	(18,398)	(55,113)
Net Increase (Decrease) in Shares Outstanding	**168,914**	**395,387**
Class B		
Shares sold	90,019	236,809
Shares issued in connection with reorganization–Note 1	–	564,344
Shares issued for dividends reinvested	–	37,398
Shares redeemed	(213,516)	(257,645)
Net Increase (Decrease) in Shares Outstanding	**(123,497)**	**580,906**
Class C		
Shares sold	93,215	172,796
Shares issued in connection with reorganization–Note 1	–	327,943
Shares issued for dividends reinvested	–	31,099
Shares redeemed	(140,223)	(284,900)
Net Increase (Decrease) in Shares Outstanding	**(47,008)**	**246,938**
Class R		
Shares sold	414,347	4,426,031
Shares issued in connection with reorganization–Note 1	–	17,817
Shares issued for dividends reinvested	–	156,780
Shares redeemed	(754,643)	(735,779)
Net Increase (Decrease) in Shares Outstanding	**(340,296)**	**3,864,849**
Class T		
Shares sold	37,386	230,671
Shares issued in connection with reorganization–Note 1	–	848,351
Shares issued for dividends reinvested	–	56,590
Shares redeemed	(208,205)	(1,221,552)
Net Increase (Decrease) in Shares Outstanding	**(170,819)**	**(85,940)**

[a] *The fund commenced offering five classes of shares on close of business on April 30, 2004. The existing shares were redesignated and the fund added Class A shares.*

[b] *Represents information for predecessor, Bear Stearns Intrinsic Value Portfolio through April 30, 2004.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, R and T shares represents the financial highlights of the fund's predecessor, Bear Stearns Intrinsic Value Portfolio (Intrinsic Value Portfolio), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, R and T shares thereafter. Before the fund commenced operations, substantially all of the assets of the Intrinsic Value Portfolio were transferred to the fund in exchange for Class B, C, R and T shares in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

Class A Shares	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	21.81	20.80
Investment Operations:		
Investment income−net[b]	.11	.19
Net realized and unrealized gain (loss) on investments	.33	1.51
Total from Investment Operations	.44	1.70
Distributions:		
Dividends from investment income−net	−	(.19)
Dividends from net realized gain on investments	−	(.50)
Total Distributions	−	(.69)
Net asset value, end of period	22.25	21.81
Total Return (%)[c,d]	2.02	8.12
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	.49	1.32
Ratio of net expenses to average net assets[d]	.49	1.32
Ratio of net investment income to average net assets[d]	.52	.77
Portfolio Turnover Rate	21.80[d]	69.29
Net Assets, end of period ($ X 1,000)	12,558	8,622

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares[†]	Six Months Ended September 30, 2005 (Unaudited)	2005	2004	2003	2002	2001
			Year Ended March 31,			
Per Share Data ($):						
Net asset value, beginning of period	21.31	20.67	14.50	19.65	19.35	16.49
Investment Operations:						
Investment income (loss)−net	.01[a]	.06[a]	.00[b]	.05	(.02)	.03
Net realized and unrealized gain (loss) on investments	.33	1.20	6.20	(5.16)	.81	3.78
Total from Investment Operations	.34	1.26	6.20	(5.11)	.79	3.81
Distributions:						
Dividends from investment income−net	−	(.11)	(.03)	(.04)	−	(.04)
Dividends from net realized gain on investments	−	(.51)	−	−	(.49)	(.91)
Total Distributions	−	(.62)	(.03)	(.04)	(.49)	(.95)
Net asset value, end of period	21.65	21.31	20.67	14.50	19.65	19.35
Total Return (%)[c]	1.60[d]	6.07	42.79	(26.02)	4.17	23.19
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.97[d]	2.01	2.32	2.43	2.75	3.50
Ratio of net expenses to average net assets	.97[d]	2.00	2.00	2.00	2.00	2.00
Ratio of net investment income (loss) to average net assets	.04[d]	.29	.09	.45	(.07)	.15
Portfolio Turnover Rate	21.80[d]	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	30,844	32,993	19,990	10,489	9,733	3,687

[†] *Represents information for Class B shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

16

Class C Shares[†]	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	21.42	20.79	14.58	19.74	19.43	16.55
Investment Operations:						
Investment income (loss)−net	.01[a]	.06[a]	.01	.06	(.01)	.02
Net realized and unrealized gain (loss) on investments	.34	1.18	6.24	(5.18)	.81	3.80
Total from Investment Operations	.35	1.24	6.25	(5.12)	.80	3.82
Distributions:						
Dividends from investment income−net	−	(.10)	(.04)	(.04)	−	(.03)
Dividends from net realized gain on investments	−	(.51)	−	−	(.49)	(.91)
Total Distributions	−	(.61)	(.04)	(.04)	(.49)	(.94)
Net asset value, end of period	21.77	21.42	20.79	14.58	19.74	19.43
Total Return (%)[b]	1.63[c]	5.97	42.86	(25.95)	4.20	23.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[c]	2.00	2.32	2.43	2.75	3.50
Ratio of net expenses to average net assets	.95[c]	1.98	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets	.06[c]	.30	.09	.44	.02	.11
Portfolio Turnover Rate	21.80[c]	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	26,677	27,263	21,324	11,123	13,528	5,675

[†] *Represents information for Class C shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class R Shares†	Six Months Ended September 30, 2005 (Unaudited)	2005	2004	2003	2002	2001
			Year Ended March 31,			
Per Share Data ($):						
Net asset value, beginning of period	22.12	21.43	14.97	20.17	19.67	16.73
Investment Operations:						
Investment income−net	.13a	.31a	.16	.22	.11	.26
Net realized and unrealized gain (loss) on investments	.35	1.21	6.47	(5.23)	.91	3.80
Total from Investment Operations	.48	1.52	6.63	(5.01)	1.02	4.06
Distributions:						
Dividends from investment income−net	−	(.32)	(.17)	(.19)	(.03)	(.21)
Dividends from net realized gain on investments	−	(.51)	−	−	(.49)	(.91)
Total Distributions	−	(.83)	(.17)	(.19)	(.52)	(1.12)
Net asset value, end of period	22.60	22.12	21.43	14.97	20.17	19.67
Total Return (%)	2.13b	7.09	44.41	(24.92)	5.28	24.38
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.43b	.94	1.32	1.43	1.75	2.50
Ratio of net expenses to average net assets	.43b	.93	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.58b	1.37	1.09	1.44	.92	1.65
Portfolio Turnover Rate	21.80b	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	108,216	113,478	27,109	20,931	22,341	7,038

† *Represents information for Class Y shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Not annualized.*
See notes to financial statements.

Class T Shares†	Six Months Ended September 30, 2005 (Unaudited)	2005	2004	2003	2002	2001
		Year Ended March 31,				
Per Share Data ($):						
Net asset value, beginning of period	21.82	21.14	14.81	20.04	19.63	16.71
Investment Operations:						
Investment income−net	.07ᵃ	.17ᵃ	.09	.14	.04	.11
Net realized and unrealized gain (loss) on investments	.34	1.22	6.35	(5.26)	.87	3.85
Total from Investment Operations	.41	1.39	6.44	(5.12)	.91	3.96
Distributions:						
Dividends from investment income−net	−	(.20)	(.11)	(.11)	(.01)	(.13)
Dividends from net realized gain on investments	−	(.51)	−	−	(.49)	(.91)
Total Distributions	−	(.71)	(.11)	(.11)	(.50)	(1.04)
Net asset value, end of period	22.23	21.82	21.14	14.81	20.04	19.63
Total Return (%)ᵇ	1.88ᶜ	6.55	43.53	(25.60)	4.72	23.79
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.70ᶜ	1.50	1.82	1.93	2.25	3.00
Ratio of net expenses to average net assets	.70ᶜ	1.48	1.50	1.50	1.50	1.50
Ratio of net investment income to average net assets	.31ᶜ	.79	.59	.93	.38	.72
Portfolio Turnover Rate	21.80ᶜ	69.29	53.78	52.98	20.60	60.46
Net Assets, end of period ($ X 1,000)	37,671	40,709	41,250	17,734	20,953	11,983

† Represents information for Class A shares of predecessor, Bear Stearns Intrinsic Value Portfolio, through April 30, 2004.

ᵃ Based on average shares outstanding at each month end.

ᵇ Exclusive of sales charge.

ᶜ Not annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Intrinsic Value Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Bear Stearns Asset Management Inc. ("BSAM"), serves as the fund's sub-investment adviser.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board and shareholders of Bear Stearns Insiders Select Fund ("Insiders Select Fund"), a series of The Bear Stearns Funds, all of the assets, subject to the liabilities, of Insiders Select Fund, were transferred to the fund in exchange for shares of beneficial interest of the Fund's Class B, Class C, Class R and Class T shares of equal value on the close of business on April 30, 2004. Holders of Class A shares of Insiders Select Fund received Class T shares of the fund, holders of Class B shares of Insiders Select Fund received Class B shares of the fund, holders of Class C shares of Insiders Select Fund received Class C shares of the fund and holders of Class Y shares of Insiders Select Fund received Class R shares of the fund, in each case in an amount equal to the aggregate net asset value of their investment in Insiders Select Fund at the time of the exchange. The net asset value of the fund's shares on the close of business on April 30, 2004, after the reorganization, was $20.35 per share for Class B shares, $20.48 per share for Class C shares, $21.08 per share for Class R shares and $20.80 per share for Class T shares, and a total of 564,344 Class B shares, 327,943 Class C shares, 17,817 Class R shares and 848,351 Class T shares, representing net assets of $11,484,393 Class B shares, $6,716,277 Class C shares, $375,577 Class R shares and $17,645,705 Class T shares (including $7,524,300 net unrealized appreciation on investments) were issued to Insiders Select Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are

valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 were as follows: ordinary income $2,296,643 and long-term capital gains $4,652,258. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended September 30, 2005 was approximately $1,600, with a related weighted average annualized interest rate of 3.82%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T shares for the two-year period ending May 1, 2006, so that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of such class' average daily net assets. During the period ended September 30, 2005, there was no expense reimbursement pursuant to the Agreement.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and BSAM, Dreyfus pays BSAM a fee payable monthly at the annual rate of .25% of the value of the fund's average daily net assets.

During the period ended September 30, 2005, the Distributor retained $12,155 and $590 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $52,877 and $1,792 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2005, Class B, Class C and Class T shares were charged $121,097, $102,615 and $49,456, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $13,459, $40,366, $34,205 and $49,456, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $18,161 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $518 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $135,110, Rule 12b-1 distribution plan fees $43,765, shareholder services plan fees $22,381, custodian fees $3,476, compliance officer fees $929 and transfer agency per account fees $22,161.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $47,988,476 and $59,654,677, respectively.

At September 30, 2005, accumulated net unrealized appreciation on investments was $18,504,873, consisting of $23,555,228 gross unrealized appreciation and $5,050,355 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus Premier
Intrinsic Value Fund**
200 Park Avenue
New York, NY 10166

Investment Advisor

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Bear Stearns Asset
Management Inc.
383 Madison Avenue
New York, NY 10179

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus Premier
Alpha Growth Fund

SEMIANNUAL REPORT September 30, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Alpha Growth Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Jim O'Shaughnessy, of Bear Stearns Asset Management Inc., the fund's investment sub-adviser.

Stocks have traded within a relatively narrow range over the past six months, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Jim O'Shaughnessy, Portfolio Manager

How did Dreyfus Premier Alpha Growth Fund perform relative to its benchmark?

For the six-month period ended September 30, 2005, the fund produced total returns of 13.22% for Class A shares, 12.83% for Class B shares, 12.85% for Class C shares, 13.33% for Class R shares and 13.14% for Class T shares.[1,2] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of 5.02% for the same period.[3]

Stocks produced relatively mild gains over the reporting period as positive factors, including a growing U.S. economy and rising corporate earnings, were offset by negative influences, such as rising interest rates and soaring energy prices. The fund produced substantially higher returns than its benchmark, primarily due to our emphasis on energy stocks and our security selection strategy within the sector.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, it invests in stocks that are selected using one or more quantitative growth models developed by the Systematic Equity Team at Bear Stearns Asset Management. These growth models are designed to identify equity securities with the following characteristics: high projected earnings for the next three to five years, positive earnings momentum, positive price momentum, and reasonable valuation metrics.

The fund uses the models systematically to select approximately 40 to 60 securities. Generally, the fund allocates an equal amount of its assets to each holding. Periodically, we reapply our models to the fund's investment universe and adjust the fund's holdings to reflect the results. Stocks no longer favored by the models are sold, and highly rated stocks are purchased on an equal-weighted basis.

The fund's models are enhanced from time to time as suggested by our ongoing research efforts.

What other factors influenced the fund's performance?

Although we select stocks using a bottom-up, quantitative process, it is worth noting that certain macroeconomic influences had a material effect on the fund's results over the reporting period. Ongoing, moderate U.S. economic growth and rising profitability for many companies helped the S&P 500 Index post gains that were roughly in line with long-term averages of market performance. However, these positive factors were partly offset by the headwinds of rising interest rates and, for many consumer businesses and energy-consuming industrial companies, surging prices of crude oil and natural gas.

Conversely, rising energy prices had a decidedly beneficial effect on energy producers, many of which achieved record earnings. The fund benefited both from its relatively heavy exposure to the energy area as well as the success of our stock selections within the sector. Our focus on exploration and development companies proved to be especially rewarding, with strong contributions to performance during the reporting period from Petroleo Brasileiro and Encana Corp.

In addition, the fund benefited from its stock selection strategy in the information technology area. Top performers in the sector included semiconductor manufacturer Advanced Micro Devices, which rose amid stronger customer demand and higher earnings, and hardware manufacturer Apple Computer, which continued to score sales successes with its iPod music player.

Good results from the health care sector were led by health insurer CIGNA, which enjoyed strong business fundamentals during the reporting period. The utilities sector also produced attractive returns for the S&P 500 Index and the fund.

Strong performance in the energy, information technology and health care areas was offset to a relatively small degree by disappointing results in other sectors. Despite posting decent earnings during the reporting period, tobacco and wine producer UST declined when analysts revised downward their projections of future profits, undermining returns from the fund's consumer staples holdings. The fund's

lack of exposure to the telecommunications area detracted mildly from its relative performance.

As part of our quantitative investment process, two of the four models we employ are reviewed quarterly for potential rebalancing. During a rebalancing at the end of July 2005, we sold stocks in a diverse array of industry groups because of reversals in price momentum. We redeployed those assets primarily to energy, information technology, financial and industrial companies.

What is the fund's current strategy?

We have continued to employ our disciplined security selection process. Although we do not manage the fund according to economic or market trends, we are aware that rising interest rates, high energy prices and the destruction from hurricanes Katrina and Rita may adversely affect the U.S. economy and business conditions for some industries and companies. Any deterioration of business fundamentals for individual companies should be detected by our quantitative models, which may lead to adjustments as we monitor the fund's holdings.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation, which has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C and T shares for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *The fund commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers Class A, B, C and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not.*

[3] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Alpha Growth Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.36	$ 10.14	$ 10.14	$ 6.04	$ 7.48
Ending value (after expenses)	$1,132.20	$1,128.30	$1,128.50	$1,133.30	$1,131.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.02	$ 9.60	$ 9.60	$ 5.72	$ 7.08
Ending value (after expenses)	$1,019.10	$1,015.54	$1,015.54	$1,019.40	$1,018.05

† *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 1.90% for Class B, 1.90% for Class C, 1.13% for Class R and 1.40% for Class T, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Common Stocks—98.5%	Shares	Value ($)
Consumer Discretionary—14.6%		
Bed Bath & Beyond	207,124 a	8,322,242
Coach	304,184 a	9,539,210
eBay	154,724 a	6,374,629
JC Penney	180,285	8,549,115
Kohl's	158,763 a	7,966,727
Marriott International, Cl. A	127,600	8,038,800
Pulte Homes	275,282	11,815,104
Starbucks	139,161 a,b	6,971,966
Starwood Hotels & Resorts Worldwide	141,825	8,108,135
		75,685,928
Consumer Staples—3.3%		
CVS	335,467	9,731,898
UST	170,137	7,121,935
		16,853,833
Energy—18.6%		
Baker Hughes	171,118	10,212,322
Chevron	152,529	9,873,202
Encana	242,225	14,124,140
Halliburton	215,654	14,776,612
Kerr-McGee	77,331	7,509,613
Petroleo Brasileiro, ADR	216,961	15,510,542
Transocean	200,637 a	12,301,055
XTO Energy	257,774	11,682,318
		95,989,804
Financial—7.3%		
Franklin Resources	120,960	10,155,802
Moody's	199,819	10,206,755
New York Community Bancorp	1 b	16
Prudential Financial	135,103	9,127,559
SLM	152,693	8,190,452
		37,680,584
Health Care—9.7%		
Aetna	131,533	11,330,253
Cigna	95,914	11,304,424
Quest Diagnostics	164,259	8,301,650

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Stryker	170,639		8,434,686
UnitedHealth Group	187,598		10,543,007
			49,914,020
Industrial–11.4%			
Boeing	140,640		9,556,488
Burlington Northern Santa Fe	183,938		10,999,492
Canadian National Railway	146,009		10,365,179
Caterpillar	174,086		10,227,553
Lockheed Martin	141,293		8,624,525
Rockwell Automation	178,619		9,448,945
			59,222,182
Information Technology–17.0%			
Advanced Micro Devices	418,011	a,b	10,533,877
Apple Computer	235,227	a	12,610,519
Corning	524,843	a	10,145,215
Electronic Arts	140,017	a	7,965,567
Intel	361,815		8,918,740
Marvell Technology Group	240,443	a	11,086,827
Qualcomm	192,934		8,633,796
Texas Instruments	298,863		10,131,456
Yahoo!	232,827	a,b	7,878,866
			87,904,863
Materials–9.8%			
BHP Billiton, ADR	359,198		12,277,388
Monsanto	154,326		9,683,956
POSCO, ADR	200,179		11,322,124
Potash of Saskatchewan	107,912		10,070,348
United States Steel	168,046	b	7,116,748
			50,470,564
Utilities–6.8%			
Constellation Energy Group	163,148		10,049,917
Exelon	194,017		10,368,268
TXU	130,192		14,696,072
			35,114,257
Total Common Stocks			
(cost $433,017,994)			**508,836,035**

Other Investment−2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $12,285,000)	12,285,000 c	**12,285,000**
Investment of Cash Collateral for Securities Loaned−.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,267,467)	3,267,467 c	**3,267,467**
Total Investments (cost $448,570,461)	**101.5%**	**524,388,502**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(7,589,750)**
Net Assets	**100.0%**	**516,798,752**

ADR—American Depository Receipts.
a *Non-income producing.*
b *All or a portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities on loan is $9,310,378 and the total market value of the collateral held by the fund is $9,601,802, consisting of cash collateral of $3,267,467 and U.S. Government and agency securities valued at $6,334,335.*
c *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	18.6	Financial	7.3
Information Technology	17.0	Utilities	6.8
Consumer Discretionary	14.6	Consumer Staples	3.3
Industrial	11.4	Money Market Investments	3.0
Materials	9.8		
Health Care	9.7		**101.5**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $9,310,378)–Note 1(b):		
Unaffiliated issuers	433,017,994	508,836,035
Affiliated issuers	15,552,467	15,552,467
Cash		2,413,656
Receivable for shares of Beneficial Interest subscribed		4,528,724
Dividends receivable		389,867
Prepaid expenses		48,353
		531,769,102
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		541,047
Liability for securities on loan–Note 1(b)		3,267,467
Payable for investment securities purchased		10,732,196
Payable for shares of Beneficial Interest redeemed		324,182
Accrued expenses		105,458
		14,970,350
Net Assets ($)		**516,798,752**
Composition of Net Assets ($):		
Paid-in capital		440,684,958
Accumulated investment (loss)–net		(777,217)
Accumulated net realized gain (loss) on investments		1,072,970
Accumulated net unrealized appreciation (depreciation) on investments		75,818,041
Net Assets ($)		**516,798,752**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	235,505,541	54,205,917	79,144,155	4,842,717	143,100,422
Shares Outstanding	10,492,897	2,525,703	3,679,277	215,802	6,394,574
Net Asset Value Per Share ($)	**22.44**	**21.46**	**21.51**	**22.44**	**22.38**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $40,825 foreign taxes withheld at source):	
Unaffiliated issuers	1,912,465
Affiliated issuers	119,620
Income from securities lending	10,484
Total Income	**2,042,569**
Expenses:	
Investment advisory fee–Note 3(a)	1,457,446
Shareholder servicing costs–Note 3(c)	702,247
Distribution fees–Note 3(b)	557,616
Registration fees	60,292
Prospectus and shareholders' reports	38,158
Professional fees	33,282
Custodian fees–Note 3(c)	18,511
Directors' fees and expenses–Note 3(d)	2,739
Miscellaneous	10,234
Total Expenses	**2,880,525**
Less–reduction in expenses	
due to undertaking–Note 3(a)	(60,055)
Less–reduction in custody fees	
due to earnings credits–Note 1(b)	(684)
Net Expenses	**2,819,786**
Investment (Loss)–Net	**(777,217)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	244,333
Net unrealized appreciation (depreciation) on investments	53,801,583
Net Realized and Unrealized Gain (Loss) on Investments	**54,045,916**
Net Increase in Net Assets Resulting from Operations	**53,268,699**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Operations ($):		
Investment (loss)−net	(777,217)	(842,523)
Net realized gain (loss) on investments	244,333	844,020
Net unrealized appreciation (depreciation) on investments	53,801,583	9,889,121
Net Increase (Decrease) in Net Assets Resulting from Operations	**53,268,699**	**9,890,618**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class B shares	–	(2,789,238)
Class C shares	–	(3,096,117)
Class T shares	–	(9,311,576)
Total Dividends	**–**	**(15,196,931)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	131,831,197	89,594,251
Class B shares	12,247,731	13,872,805
Class C shares	25,668,420	26,184,743
Class R shares	2,004,257	2,500,024
Class T shares	19,196,151	51,132,135
Dividends reinvested:		
Class B shares	–	2,580,064
Class C shares	–	2,850,438
Class T shares	–	8,713,513
Cost of shares redeemed:		
Class A shares	(9,057,505)	(1,817,649)
Class B shares	(3,041,749)	(7,379,672)
Class C shares	(6,046,093)	(10,150,310)
Class R shares	(197,969)	(15,051)
Class T shares	(14,663,259)	(41,504,990)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**157,941,181**	**136,560,301**
Total Increase (Decrease) in Net Assets	**211,209,880**	**131,253,988**
Net Assets ($):		
Beginning of Period	305,588,872	174,334,884
End of Period	**516,798,752**	**305,588,872**
Accumulated investment (loss)−net	(777,217)	–

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Capital Share Transactions:		
Class A		
Shares sold	6,379,533	4,641,874
Shares redeemed	(434,611)	(93,899)
Net Increase (Decrease) in Shares Outstanding	**5,944,922**	**4,547,975**
Class B		
Shares sold	619,080	758,115
Shares issued for dividends reinvested	–	149,482
Shares redeemed	(155,455)	(412,832)
Net Increase (Decrease) in Shares Outstanding	**463,625**	**494,765**
Class C		
Shares sold	1,293,525	1,420,077
Shares issued for dividends reinvested	–	164,765
Shares redeemed	(314,733)	(561,278)
Net Increase (Decrease) in Shares Outstanding	**978,792**	**1,023,564**
Class R		
Shares sold	93,732	132,329
Shares redeemed	(9,486)	(773)
Net Increase (Decrease) in Shares Outstanding	**84,246**	**131,556**
Class T		
Shares sold	940,696	2,717,404
Shares issued for dividends reinvested	–	487,876
Shares redeemed	(723,049)	(2,199,936)
Net Increase (Decrease) in Shares Outstanding	**217,647**	**1,005,344**

[a] The fund commenced offering five classes of shares on close of business April 30, 2004. The existing shares were redesignated and the fund added Class A and Class R shares.

[b] Represents information for predecessor, Bear Stearns Alpha Growth Portfolio through April 30, 2004.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C and T shares represents the financial highlights of the fund's predecessor, Bear Stearns Alpha Growth Portfolio (Alpha Growth Portfolio), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C and T shares thereafter. Before the fund commenced operations, substantially all of the assets of the Alpha Growth Portfolio were transferred to the fund in exchange for Class B, C and T shares of the fund in a tax-free reorganization. Total return shows how much an investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

Class A Shares	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	19.82	17.62
Investment Operations:		
Investment (loss)−net [b]	(.01)	(.01)
Net realized and unrealized gain (loss) on investments	2.63	2.21
Total from Investment Operations	2.62	2.20
Net asset value, end of period	22.44	19.82
Total Return (%)[c]	13.22[d]	12.49[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	.59[d]	1.15[d]
Ratio of net expenses to average net assets	.59[d]	1.15[d]
Ratio of net investment (loss) to average net assets	(.06)[d]	(.04)[d]
Portfolio Turnover Rate	31.33[d]	87.73
Net Assets, end of period ($ X 1,000)	235,506	90,122

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares†	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	19.02	20.32	15.17	18.41	16.46	20.93
Investment Operations:						
Investment (loss)–net	(.08)[a]	(.13)[a]	(.10)	(.08)	(.06)	(.17)
Net realized and unrealized gain (loss) on investments	2.52	.58	5.25	(3.16)	2.01	(4.30)
Total from Investment Operations	2.44	.45	5.15	(3.24)	1.95	(4.47)
Distributions:						
Dividends from net realized gain on investments	–	(1.75)	–	–	–	–
Net asset value, end of period	21.46	19.02	20.32	15.17	18.41	16.46
Total Return (%)[b]	12.83[c]	3.08	33.95	(17.60)	11.85	(21.36)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.00[c]	2.00	2.17	2.46	2.96	2.87
Ratio of net expenses to average net assets	.95[c]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.43)[c]	(.74)	(.61)	(.65)	(.92)	(.96)
Portfolio Turnover Rate	31.33[c]	87.73	92.58	185.33	82.40	81.37
Net Assets, end of period ($ X 1,000)	54,206	39,215	31,840	16,059	9,061	7,441

† *Represents information for Class B shares of prededessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not annualized.*
See notes to financial statements.

Class C Shares[†]	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	19.06	20.35	15.19	18.42	16.46	20.94
Investment Operations:						
Investment (loss)–net	(.08)[a]	(.14)[a]	(.09)	(.06)	(.06)	(.17)
Net realized and unrealized gain (loss) on investments	2.53	.60	5.25	(3.17)	2.02	(4.31)
Total from Investment Operations	2.45	.46	5.16	(3.23)	1.96	(4.48)
Distributions:						
Dividends from net realized gain on investments		(1.75)	–	–	–	–
Net asset value, end of period	21.51	19.06	20.35	15.19	18.42	16.46
Total Return (%)[b]	12.85[c]	3.13	33.97	(17.54)	11.91	(21.40)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99[c]	1.98	2.17	2.46	2.96	2.87
Ratio of net expenses to average net assets	.95[c]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.43)[c]	(.74)	(.61)	(.63)	(.92)	(.96)
Portfolio Turnover Rate	31.33[c]	87.73	92.58	185.33	82.40	81.37
Net Assets, end of period ($ X 1,000)	79,144	51,470	34,134	13,236	6,546	4,973

[†] *Represents information for Class C shares of prededessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*
[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	19.80	17.62
Investment Operations:		
Investment income (loss)–net[b]	(.01)	.04
Net realized and unrealized gain (loss) on investments	2.65	2.14
Total from Investment Operations	2.64	2.18
Net asset value, end of period	22.44	19.80
Total Return (%)	13.33[c]	12.37[c]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	.57[c]	.86[c]
Ratio of net expenses to average net assets	.57[c]	.86[c]
Ratio of net investment income (loss) to average net assets	(.04)[c]	.20[c]
Portfolio Turnover Rate	31.33[c]	87.73
Net Assets, end of period ($ X 1,000)	4,843	2,605

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Class T Shares†	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	19.78	20.95	15.57	18.84	16.75	21.21
Investment Operations:						
Investment (loss)−net	(.04)a	(.05)a	(.02)	(.02)	(.03)	(.09)
Net realized and unrealized gain (loss) on investments	2.64	.63	5.40	(3.25)	2.12	(4.37)
Total from Investment Operations	2.60	.58	5.38	(3.27)	2.09	(4.46)
Dividends from net realized gain on investments	−	(1.75)	−	−	−	−
Net asset value, end of period	22.38	19.78	20.95	15.57	18.84	16.75
Total Return (%)b	13.14c	3.66	34.55	(17.36)	12.48	(21.03)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.71c	1.45	1.67	1.96	2.46	2.37
Ratio of net expenses to average net assets	.70c	1.40	1.40	1.40	1.40	1.40
Ratio of net investment (loss) to average net assets	(.18)c	(.25)	(.11)	(.15)	(.42)	(.46)
Portfolio Turnover Rate	31.33c	87.73	92.58	185.33	82.40	81.37
Net Assets, end of period ($ X 1,000)	143,100	122,177	108,361	39,817	23,176	17,316

† *Represents information for Class A shares of prededessor, Bear Stearns Alpha Growth Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not annualized.*
See notes to financial statements.

18

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Alpha Growth Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Bear Stearns Asset Management Inc. ("BSAM"), serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public

trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended March 31,2005, were as follows: ordinary income $3,242,267 and long term capital gains $11,954,664. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005 the fund did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C and T shares for the two-year period ending May 1, 2006, so that the expenses of each such

class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.90% of the value of Class B and Class C shares average daily net assets and 1.40% of the value of Class T shares average daily net assets. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $60,055 during the period ended September 30, 2005.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and BSAM, Dreyfus pays BSAM a fee payable monthly at the annual rate of .25% of the value of the fund's average daily net assets.

During the period ended September 30, 2005, the Distributor retained $105,241 and $7,575 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $43,712 and $21,145 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2005, Class B, Class C and Class T shares were charged $167,942, $229,088 and $160,586, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or

other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $188,740, $55,981, $76,362 and $160,586, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $220,579 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $18,511 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $299,536, Rule 12b-1 distribution plan fees $106,561, shareholder services plan fees $98,885, custodian fees $5,939, chief compliance officer $929 and transfer agency per account fees $38,829, which are offset against an expense reimbursement currently in effect in the amount of $9,632.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $272,250,153 and $120,521,237, respectively.

At September 30, 2005, accumulated net unrealized appreciation on investments was $75,818,041, consisting of $82,445,870 gross unrealized appreciation and $6,627,829 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost of financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus Premier
Alpha Growth Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Bear Stearns Asset
Management Inc.
383 Madison Avenue
New York, NY 10179

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6031SA0905

Bear Stearns Prime Money Market Fund

SEMIANNUAL REPORT September 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Bear Stearns Prime Money Market Fund for the six-month period ended September 30, 2005. During the reporting period, the fund produced an annualized yield of 3.06%, which, after taking into account the effects of compounding, results in an annualized effective yield of 3.10%.[1,2]

The Economy

When the reporting period began, higher energy prices and robust employment gains had rekindled investors' inflation concerns. Accordingly, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. In fact, in the announcement of its March increase of the overnight federal funds rate to 2.75%, which was implemented just days before the start of the reporting period, the Fed noted, "Pressures on inflation have picked up in recent months and pricing power is more evident."

Soon after the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might have hit another soft patch. These concerns proved to be short-lived, as it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

At its meeting in early May, the Fed increased the federal funds rate to 3%. Yet, evidence of slower economic growth in global markets weighed on investor sentiment. As a result, the 10-year U.S. Treasury bond rallied, with yields falling below 4%. Although economic expectations appeared to improve in June, when the U.S. labor market strengthened further, oil prices rose above $60/barrel, and investors continued to worry that higher energy prices and borrowing costs might hinder economic activity. But when the Fed again hiked the

federal funds rate to 3.25% on June 30, it left the language in its accompanying statement unchanged, suggesting that additional rate increases were likely. It later was estimated that U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

In July, it was revealed that non-farm payrolls continued to increase, and the unemployment rate had dropped to 5.0%. These gains helped convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed again raised interest rates, hiking the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage. America's largest port was in ruins, New Orleans was rendered uninhabitable and oil prices spiked to more than $70 per barrel.

Hurricane Rita followed just a few weeks later, devastating stretches of the Texas and Louisiana coasts that are home to a significant portion of U.S. oil drilling and refining capacity. According to preliminary estimates from the Congressional Budget Office, the storms and their aftermath could shave between ½% and 1% from U.S. GDP during the second half of 2005.

As a result of heightened economic uncertainty in the storms' wake, some analysts believed that the Fed might pause, refraining from raising interest rates at its September 20 meeting. These forecasts proved to be incorrect, and the Fed increased the federal funds rate for the eleventh consecutive time, to 3.75%. In addition, the Fed signaled that it was not yet finished with its credit-tightening campaign by again commenting that future rate hikes were likely to be "measured." Accordingly, investors revised upward their interest-rate expectations, anticipating that the Fed would continue to raise rates gradually before it concludes that they have reached a level that neither stimulates nor restricts economic growth.

Portfolio Focus

During the reporting period, most money market investors had focused primarily on securities with maturities of six months or less as the Fed continued on its tightening course. As a result, yield differences between overnight instruments and one-year securities widened significantly. Nonetheless, to maintain the liquidity required to capture higher yields as they became available, we set the fund's weighted average maturity in a range we considered shorter than industry averages, occasionally adjusting the funds' weighted average maturity to reflect the proximity of upcoming Fed meetings.



James O'Connor
Portfolio Manager

October 17, 2005
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1]   *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation, pursuant to an undertaking in effect through May 1, 2006, at which time it may be terminated. Had these expenses not been absorbed, the fund's yield and effective yield would have been 3.03% and 3.05%, respectively.*

[2]   *The fund commenced operations after Class Y shares predecessor mutual fund were transferred to the fund in exchange for equal shares of the fund in a tax-free reorganization on May 1, 2004. Performance for the fund includes returns for the predecessor fund, and reflects current management fees in effect only since the reorganization date.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Bear Stearns Prime Money Market Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 1.01
Ending value (after expenses)	$1,015.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 1.01
Ending value (after expenses)	$1,024.07

† Expenses are equal to the fund's annualized expense ratio of .20%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit—20.9%	Principal Amount ($)	Value ($)
Barclays Bank (London)		
3.51%, 10/11/2005	50,000,000	50,000,000
BNP Paribas (Yankee)		
3.83%, 11/21/2005	25,000,000	25,000,000
Credit Suisse First Boston (Yankee)		
3.84%, 11/21/2005	50,000,000	50,000,000
First Tennessee Bank		
3.78%, 12/8/2005	55,000,000	55,000,000
HSH Nordbank (Yankee)		
3.73%, 11/10/2005	50,000,000	50,000,550
Unicredito Italiano (London)		
3.78%, 12/12/2005	50,000,000	50,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $280,000,550)		**280,000,550**

Commercial Paper—43.9%		
ANZ International Ltd.		
3.82%, 11/22/2005	65,000,000 [a]	64,643,222
Atlantis One Funding Corp.		
3.50%, 10/6/2005	56,782,000 [a]	56,754,634
Ciesco LLC		
3.82%, 11/21/2005	50,000,000 [a]	49,730,833
CRC Funding LLC		
3.79%, 12/9/2005	50,000,000 [a]	49,640,625
Deutsche Bank Financial LLC		
3.88%, 10/3/2005	60,000,000	59,987,067
Edison Asset Securitization LLC		
3.78%, 12/8/2005	50,000,000 [a]	49,646,306
Gemini Securitization Corp.		
3.79%, 12/13/2005	50,000,000 [a]	49,619,792
General Electric Capital Corp.		
3.64%, 10/17/2005	40,000,000	39,935,644
Govco		
3.73%, 11/14/2005	50,000,000 [a]	49,774,500
Prudential Funding LLC		
3.86%, 10/3/2005	60,000,000	59,987,134
UBS Finance Delaware LLC		
3.86%, 10/3/2005	60,000,000	59,987,134
Total Commercial Paper		
(cost $589,706,891)		**589,706,891**

Corporate Notes—14.1%	Principal Amount ($)	Value ($)
Commonwealth Bank of Australia 3.80%, 8/24/2010	40,000,000 [b]	40,000,000
General Electric Capital Corp. 3.89%, 10/17/2007	14,000,000 [b]	14,000,000
Harrier Finance Funding 3.75%, 11/15/2005	25,000,000 [a,b]	24,999,636
Royal Bank Of Scotland PLC 3.78%, 4/21/2010	40,000,000 [b]	40,000,000
Sigma Finance Inc. 3.83%, 10/17/2005	30,000,000 [a,b]	29,999,608
Wells Fargo & Co. 3.64%, 7/3/2011	40,000,000 [b]	40,000,000
Total Corporate Notes (cost $188,999,244)		**188,999,244**

Short-Term Bank Notes—3.7%		
Bank Of America N.A. 3.77%, 12/12/2005 (cost $50,000,000)	50,000,000	**50,000,000**

Time Deposits—13.6%		
Chase Manhattan Bank USA (Grand Cayman) 3.88%, 10/3/2005	60,000,000	60,000,000
Key Bank (Grand Cayman) 3.89%, 10/3/2005	60,000,000	60,000,000
Manufacturers & Traderstrust Co. (Grand Cayman) 3.91%, 10/3/2005	40,000,000	40,000,000
State Street Bank & Trust Co. (Grand Cayman) 3.90%, 10/3/2005	22,000,000	22,000,000
Total Time Deposits (cost $182,000,000)		**182,000,000**

	Principal Amount ($)	Value ($)
U.S. Government Agencies–3.7%		
Federal Home Loan Banks 3.81%, 4/11/2006 (cost $49,984,211)	50,000,000	**49,984,211**
Total Investments (cost $1,340,690,896)	**99.9%**	**1,340,690,896**
Cash and Receivables (Net)	**.1%**	**1,597,521**
Net Assets	**100.0%**	**1,342,288,417**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified buyers. At September 30, 2005, these securities amounted to $424,809,156 or 31.6% of net assets.*

b *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	68.8	Asset-Backed Certificates	
Asset-Backed Certificates		Structured Investment Vehicle	4.1
Multiseller Programs	14.8	Finance	4.0
Insurance	4.5	U.S. Government Agency	3.7
			99.9

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,340,690,896	1,340,690,896
Interest receivable		1,969,724
Prepaid expenses		24,479
		1,342,685,099
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		217,408
Cash overdraft due to Custodian		114,735
Accrued expenses		64,539
		396,682
Net Assets ($)		**1,342,288,417**
Composition of Net Assets ($):		
Paid-in capital		1,342,341,282
Accumulated net realized gain (loss) on investments		(52,865)
Net Assets ($)		**1,342,288,417**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		1,342,341,282
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**21,619,159**
Expenses:	
Management fees–Note 2(a)	1,323,320
Custodian fees	77,044
Registration fees	29,749
Professional fees	28,237
Prospectus and shareholders' reports	25,396
Shareholder servicing costs	19,702
Trustees' fees and expenses–Note 2(b)	10,502
Miscellaneous	20,977
Total Expenses	**1,534,927**
Less–reduction in management fee due to undertaking–Note 2(a)	(211,607)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(17,114)
Net Expenses	**1,306,206**
Investment Income–Net, representing net increase in net assets resulting from operations	**20,312,953**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a]
Operations ($):		
Investment income–net	20,312,953	21,683,329
Net realized gain (loss) on investments	–	(25,935)
Net Increase (Decrease) in Net Assets Resulting from Operations	**20,312,953**	**21,657,394**
Dividends to Shareholders from ($):		
Investment income–net	**(20,312,953)**	**(21,683,329)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	3,016,840,462	6,936,266,391
Dividends reinvested	19,486,330	20,088,246
Cost of shares redeemed	(3,005,695,142)	(7,246,927,060)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**30,631,650**	**(290,572,423)**
Total Increase (Decrease) in Net Assets	**30,631,650**	**(290,598,358)**
Net Assets ($):		
Beginning of Period	1,311,656,767	1,602,255,125
End of Period	**1,342,288,417**	**1,311,656,767**

[a] *Represents information for predecessor, Prime Money Market Portfolio through April 30, 2004.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following table for the fund's shares represents the financial highlights of the fund's predecessor, Prime Money Market Portfolio, before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's shares thereafter. Before the fund commened operations, all of the assets of the Prime Money Market Portfolio were transferred to the fund's shares in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

| | Six Months Ended September 30, 2005 (Unaudited) | Year Ended March 31, | | | | |
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.015	.015	.010	.016	.031	.062
Distributions:						
Dividends from investment income—net	(.015)	(.015)	(.010)	(.016)	(.031)	(.062)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.07[a]	1.54	.97	1.59	3.13	6.40
Ratios/ Supplemental Data (%):						
Ratio of total expenses to average net assets	.23[a]	.23	.29	.29	.30	.33
Ratio of net expenses to average net assets	.20[a]	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	3.07[a]	1.47	.97	1.57	2.95	6.15
Net Assets, end of period ($ x 1,000)	1,342,288	1,311,657	1,602,255	2,421,568	2,637,721	1,963,646

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Bear Stearns Prime Money Market Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks to provide current income and liquidity consistent with stability of principal. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Shares of the fund may not be purchased directly by individuals, although Bear Stearns Prime Money Market Fund may purchase fund shares for accounts maintained by individuals.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $52,865 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $25,610 of the carryover expires in fiscal 2007, $1,279 expires in fiscal 2008, $41 expires in fiscal 2009 and $25,935 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .20 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund for the two-year period ending May 1, 2006, so that the expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .20 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $211,607 during the period ended September 30, 2005.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for

providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $17,610 pursuant to the transfer agency agreement.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $246,827, compliance officer fees $929 and transfer agency per account fees $5,251, which are offset against an expense reimbursement currently in effect in the amount of $35,599.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

For More Information

**Bear Stearns Prime
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Institutional Services Division Representative or
1-800-346-3621

E-mail Access Dreyfus Institutional Services Division at www.dreyfus.com
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Institutional Services Division,
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



6102SA0905

Dreyfus Premier S&P STARS Opportunities Fund

SEMIANNUAL REPORT September 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier S&P STARS Opportunities Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fred Kuehndorf.

Stocks have traded within a relatively narrow range over the past six months, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Fred Kuehndorf, Portfolio Manager

How did Dreyfus Premier S&P STARS Opportunities Fund perform relative to its benchmark?

For the six-month period ended September 30, 2005, the fund produced total returns of 11.33% for Class A shares, 11.07% for Class B shares, 11.07% for Class C shares, 11.61% for Class R shares and 11.29% for Class T shares.[1,2] In comparison, the fund's benchmark, the S&P MidCap 400 Index (the "Index"), provided a 9.35% total return for the same period.[3,4]

Midcap stocks generally fared well as a growing economy and rising corporate earnings offset more negative influences, including higher interest rates and soaring energy prices. The fund produced higher returns than its benchmark, primarily due to its stock selection strategy, which identified a number of opportunities among midsize energy companies that benefited from higher oil and gas prices.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its net assets in securities that have been ranked at the time of purchase by Standard & Poor's (S&P) analysts according to the **S**tandard & **P**oor's **ST**ock **A**ppreciation **R**anking **S**ystem (or STARS). S&P's research staff analyzes and ranks the stocks of approximately 1,300 issuers and evaluates their short- to intermediate-term (up to 12 months) appreciation potential. The fund's portfolio manager will principally use STARS to identify common stocks in the highest category (five-STARS) for purchase and in the lowest category (one-STARS) for short-selling. This investment approach is designed to provide opportunities to achieve performance that exceeds the S&P MidCap 400 Index's total return. The portfolio manager generally will select for the fund securities of companies that, at the time of purchase, have market capitalizations of under $7 billion or are components of either the S&P MidCap 400 Index or the S&P SmallCap 600 Index.

When selecting investments for the fund, the portfolio manager analyzes the stocks ranked by S&P analysts according to the STARS and selects

those he believes have the best potential for capital appreciation. The portfolio manager considers various factors including market segment, industry, earnings history, price-to-earnings ratio and management.

What other factors influenced the fund's performance?

Stocks were influenced during the reporting period by mixed economic results. Although the U.S. economy grew steadily and corporate earnings generally were positive, these favorable influences were offset by rising interest rates and mounting inflation worries, including surging energy prices, that threatened to erode economic activity and corporate financial results. These factors generally drove prices of midcap stocks higher than small- or large-cap shares.

Energy producers ranked as the strongest performers within the midcap market for the reporting period, accounting for much of the Index's overall gains, as commodity prices soared to record highs amid rising global demand for a limited supply of oil and gas. Other market sectors within the Index provided milder results, with modest gains in the health care sector offset by mild declines among energy-consuming companies, including many in the materials and industrials areas. In addition, consumer discretionary stocks were hurt by concerns that high oil prices might constrain consumer spending.

In this environment, the fund's performance benefited from its relatively concentrated positions in a number of individual holdings. In the high-flying energy area, where we allocated a greater percentage of assets than the Index, the fund received especially strong contributions to performance from exploration and production company Burlington Resources, natural gas producer XTO Energy and drilling services provider BJ Services. The fund's health care holdings also fared well, led by biotechnology firm Celgene, where a new treatment for multiple myeloma moved closer to FDA approval, and Gilead Sciences, which has scored successes with its HIV medications. Finally, the fund benefited from its relatively light exposure to financial stocks as well as its focus on brokerage firms, such as E*Trade Financial and Lehman Brothers Holdings, over traditional banks.

Detractors from fund performance included online game producer Shanda Interactive Entertainment, which declined despite posting

strong financial results. In the consumer staples area, Spectrum Brands was hurt by heightened competition in its batteries business. Among consumer discretionary companies, apparel retailer Aeropostale apparently misread current tastes in teen fashion. The fund's performance also was somewhat hindered by its lack of exposure to energy utilities.

What is the fund's current strategy?

Although the U.S. economy has continued to send mixed signals to investors, we believe that midcap companies serving specific niche markets tend to be less sensitive than larger companies to macroeconomic trends. As of the end of the reporting period, our disciplined, bottom-up approach to identifying opportunities among midcap companies has found a relatively large number of opportunities among energy and health care companies, and relatively few in financials.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation, which has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T shares for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.* **Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.**

[2] *The fund commenced operations after all of the assets of a predecessor mutual fund were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers A, B, C, R and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund, and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*

[4] *"Standard & Poor's®," "S&P STARS," "S&P MidCap 400" and "STARS®" are trademarks of Standard and Poor's and have been licensed for use on behalf of the fund. The fund is not sponsored, managed, advised, sold or promoted by S&P and its affiliates and is not an index fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier S&P Stars Opportunities Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.42	$ 10.58	$ 10.58	$ 5.30	$ 7.95
Ending value (after expenses)	$1,113.30	$1,110.70	$1,110.70	$1,116.10	$1,112.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.04	$ 10.10	$ 10.10	$ 5.06	$ 7.59
Ending value (after expenses)	$1,017.10	$1,015.04	$1,015.04	$1,020.05	$1,017.55

† *Expenses are equal to the fund's annualized expense ratio of 1.59% for Class A, 2.00% for Class B, 2.00% for Class C, 1.00% for Class R and 1.50% for Class T, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Common Stocks—97.8%	Shares	Value ($)
Consumer Discretionary—16.4%		
Aeropostale	25,000 a	531,250
Best Buy	20,250	881,482
Black & Decker	14,000	1,149,260
Chico's FAS	38,400 a	1,413,120
Coach	45,000 a	1,411,200
Guitar Center	20,000 a	1,104,200
La Quinta	110,000 a	955,900
Neiman Marcus Group, Cl. A	10,000	999,500
Quiksilver	40,000 a	578,000
		9,023,912
Consumer Staples—2.4%		
Constellation Brands, Cl. A	50,000 a	**1,300,000**
Electronics/Instruments—2.0%		
Scientific-Atlanta	29,000	**1,087,790**
Energy—14.0%		
BJ Services	38,000	1,367,620
Burlington Resources	24,000	1,951,680
ENSCO International	35,000	1,630,650
Williams Cos.	55,000	1,377,750
XTO Energy	30,000	1,359,600
		7,687,300
Finance—9.1%		
Affiliated Managers Group	18,000 a	1,303,560
E*Trade Financial	88,000 a	1,548,800
Eaton Vance	40,000	992,800
Lehman Brothers Holdings	10,000	1,164,800
		5,009,960
Health Care—19.0%		
Celgene	32,000 a,b	1,738,240
Community Health Systems	30,000 a	1,164,300
Coventry Health Care	14,500 a	1,247,290
Cytyc	36,000 a	966,600
Dentsply International	15,000	810,300
Endo Pharmaceuticals Holdings	38,000 a	1,013,460
Gilead Sciences	26,000 a	1,267,760
Hologic	20,500 a	1,183,875

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
IVAX	40,000 a	1,054,400
		10,446,225
Industrial—10.4%		
American Standard Cos.	23,000	1,070,650
CH Robinson Worldwide	23,500	1,506,820
Manitowoc	30,000	1,507,500
WW Grainger	17,000	1,069,640
Watts Water Technologies, Cl. A	20,000	577,000
		5,731,610
Information Technology—11.2%		
Adobe Systems	35,000 a	1,044,750
Amdocs	39,000 a	1,081,470
Lam Research	35,000 a	1,066,450
McAfee	35,000 a	1,099,700
Powerwave Technologies	85,000 a	1,104,150
Shanda Interactive Entertainment, ADR	28,000 a	757,400
		6,153,920
Materials—6.4%		
Carpenter Technology	15,000	879,150
FMC	20,000 a	1,144,400
Nucor	25,000	1,474,750
		3,498,300
Telecommunication Services—4.2%		
CenturyTel	31,000	1,084,380
Nextel Partners, Cl. A	50,000 a	1,255,000
		2,339,380
Utilities—2.7%		
AES	90,000 a	**1,478,700**
Total Common Stocks		
(cost $36,539,433)		**53,757,097**

Other Investment—.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $191,000)	191,000 c	**191,000**

Short-Term Investments—1.9%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
3.45%, 11/25/2005	300,000	298,551
3.42%, 12/8/2005	750,000	745,553
(cost $1,043,574)		**1,044,104**

Investments of Cash Collateral for Securities Loaned—1.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $561,000)	561,000 c	**561,000**

Total Investments (cost $38,335,007)	**101.0%**	**55,553,201**
Liabilities, Less Cash and Receivables	**(1.0%)**	**(570,144)**
Net Assets	**100.0%**	**54,983,057**

ADR—American Depository Receipts.
a Non-income producing.
b All or a portion of this security is on loan. At September 30, 2005, the total market value of the fund's security on loan is $554,064 and the total market value of the collateral held by the fund is $561,000.
c Investments in affiliated money market mutual funds.

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Health Care	19.0	Short-Term/	
Consumer Discretionary	16.4	Money Market Investments	3.2
Energy	14.0	Utilities	2.7
Information Technology	11.2	Consumer Staples	2.4
Industrial	10.4	Electronics/Instruments	2.0
Finance	9.1	Security Sold Short	(.2)
Materials	6.4		
Telecommunication Services	4.2		**100.8**

† Based on net assets.
See notes to financial statements.

STATEMENT OF SECURITIES SOLD SHORT

September 30, 2005 (Unaudited)

Common Stocks	Shares	Value ($)
Technitrol (proceeds $137,040)	10,000	**153,200**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $554,064)–Note 1(b):		
Unaffiliated issuers	37,583,007	54,801,201
Affiliated issuers	752,000	752,000
Cash		75,041
Receivable from brokers for proceeds on securities sold short		137,040
Receivable for shares of Beneficial Interest subscribed		109,504
Dividends and interest receivable		34,336
Prepaid expenses		37,889
		55,947,011
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		52,881
Liability for securities on loan–Note 1(b)		561,000
Securities sold short, at value (proceeds $137,040)–See Statement of Securities Sold Short		153,200
Payable for shares of Beneficial Interest redeemed		125,583
Payable for license fee		19,666
Accrued expenses		51,624
		963,954
Net Assets ($)		**54,983,057**
Composition of Net Assets ($):		
Paid-in capital		38,256,221
Accumulated investment (loss)–net		(294,683)
Accumulated net realized gain (loss) on investments		(180,515)
Accumulated net unrealized appreciation (depreciation) on investments		17,202,034
Net Assets ($)		**54,983,057**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	2,865,797	19,456,988	12,596,756	1,133,836	18,929,680
Shares Outstanding	149,577	1,036,673	671,171	58,111	984,913
Net Asset Value Per Share ($)	**19.16**	**18.77**	**18.77**	**19.51**	**19.22**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	122,695
Affiliated issuers	15,502
Interest	10,710
Income from securities lending	1,640
Total Income	**150,547**
Expenses:	
Management fees–Note 3(a)	172,958
Distribution fees–Note 3(b)	134,188
Shareholder servicing costs–Note 3(c)	102,646
License fee–Note 3(a)	36,727
Registration fees	34,636
Professional fees	20,888
Prospectus and shareholders' reports	10,015
Custodian fees–Note 3(c)	2,529
Dividends on securities sold short	875
Trustees' fees and expenses–Note 3(d)	161
Miscellaneous	10,024
Total Expenses	**525,647**
Less–reduction in expenses due to undertakings–Note 3(a)	(80,242)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(175)
Net Expenses	**445,230**
Investment (Loss)–Net	**(294,683)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments:	
Long transactions	980,555
Short sale transactions	(153,599)
Net Realized Gain (Loss)	**826,956**
Net unrealized appreciation (depreciation) on investments	4,747,335
Net Realized and Unrealized Gain (Loss) on Investments	**5,574,291**
Net Increase in Net Assets Resulting from Operations	**5,279,608**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Operations ($):		
Investment (loss)−net	(294,683)	(592,458)
Net realized gain (loss) on investments	826,956	(872,302)
Net unrealized appreciation (depreciation) on investments	4,747,335	7,285,370
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,279,608**	**5,820,610**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class B shares	–	(169,277)
Class C shares	–	(115,699)
Class R shares	–	(6,576)
Class T shares	–	(203,638)
Total Dividends	**–**	**(495,190)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,315,324	415,854
Class B shares	1,759,812	698,298
Class C shares	1,159,181	481,739
Class R shares	778,294	71,466
Class T shares	1,095,881	737,365
Dividends reinvested:		
Class B shares	–	152,236
Class C shares	–	110,033
Class R shares	–	5,782
Class T shares	–	193,719
Cost of shares redeemed:		
Class A shares	(24,377)	(6,108)
Class B shares	(1,552,022)	(3,773,829)
Class C shares	(1,190,430)	(3,921,066)
Class R shares	(118,791)	(419,495)
Class T shares	(1,838,439)	(7,982,478)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,384,433**	**(13,236,484)**
Total Increase (Decrease) in Net Assets	**7,664,041**	**(7,911,064)**
Net Assets ($):		
Beginning of Period	47,319,016	55,230,080
End of Period	**54,983,057**	**47,319,016**
Accumulated investment (loss)−net	(294,683)	–

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Capital Share Transactions:		
Class A		
Shares sold	125,307	25,957
Shares redeemed	(1,325)	(362)
Net Increase (Decrease) in Shares Outstanding	**123,982**	**25,595**
Class B		
Shares sold	99,039	45,439
Shares issued for dividends reinvested	–	10,624
Shares redeemed	(87,977)	(249,120)
Net Increase (Decrease) in Shares Outstanding	**11,062**	**(193,057)**
Class C		
Shares sold	64,968	31,302
Shares issued for dividends reinvested	–	7,678
Shares redeemed	(68,380)	(260,121)
Net Increase (Decrease) in Shares Outstanding	**(3,412)**	**(221,141)**
Class R		
Shares sold	41,533	4,427
Shares issued for dividends reinvested	–	393
Shares redeemed	(6,353)	(27,694)
Net Increase (Decrease) in Shares Outstanding	**35,180**	**(22,874)**
Class T		
Shares sold	59,080	47,392
Shares issued for dividends reinvested	–	13,295
Shares redeemed	(102,630)	(518,686)
Net Increase (Decrease) in Shares Outstanding	**(43,550)**	**(457,999)**

[a] *The fund commenced offering five classes of shares as of the close of business April 30, 2004. The existing shares were redesignated and the fund added Class A shares.*
[b] *Represents information for predecessor, Bear Stearns S&P STARS Opportunities Portfolio through April 30, 2004.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, R and T shares represents the financial highlights of the fund's predecessor, Bear Stearns S&P STARS Opportunities Portfolio ("S&P STARS Opportunities Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, R and T shares thereafter. Before the fund commenced operations, all of the assets of the S&P STARS Opportunities Portfolio were transferred to the fund in exchange for Class B, C, R and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's and fund's predecessor's financial statements.

Class A Shares	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	17.21	14.40
Investment Operations:		
Investment (loss)–net[b]	(.08)	(.11)
Net realized and unrealized gain (loss) on investments	2.03	2.92
Total from Investment Operations	1.95	2.81
Net asset value, end of period	19.16	17.21
Total Return (%)[c]	11.33[d]	19.51[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	.80[d]	1.29[d]
Ratio of net expenses to average net assets	.80[d]	1.29[d]
Ratio of net investment (loss) to average net assets	(.47)[d]	(.71)[d]
Portfolio Turnover Rate	17.48[d]	66.27
Net Assets, end of period ($ X 1,000)	2,866	441

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares[†]	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	16.90	15.04	10.40	14.23	12.00
Investment Operations:					
Investment (loss)–net	(.12)[b]	(.22)[b]	(.20)	(.18)	(.06)
Net realized and unrealized gain (loss) on investments	1.99	2.22	4.84	(3.48)	2.29
Total from Investment Operations	1.87	2.00	4.64	(3.66)	2.23
Distributions:					
Dividends from net realized gain on investments	–	(.14)	–	(.17)	–
Net asset value, end of period	18.77	16.90	15.04	10.40	14.23
Total Return (%)[c]	11.07[d]	13.50	44.62	(25.79)	18.58[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.17[d]	2.41	2.61	2.44	2.85[e]
Ratio of net expenses to average net assets	1.00[d]	1.95	2.00	2.00	2.00[e]
Ratio of net investment (loss) to average net assets	(.70)[d]	(1.40)	(1.36)	(1.42)	(1.48)[e]
Portfolio Turnover Rate	17.48[d]	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	19,457	17,329	18,331	14,784	21,094

[†] *Represents information for Class B shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
[a] *From October 1, 2001 (commencement of operations) to March 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares[†]	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	16.90	15.05	10.40	14.23	12.00
Investment Operations:					
Investment (loss)−net	(.12)[b]	(.22)[b]	(.20)	(.18)	(.06)
Net realized and unrealized gain (loss) on investments	1.99	2.21	4.85	(3.48)	2.29
Total from Investment Operations	1.87	1.99	4.65	(3.66)	2.23
Distributions:					
Dividends from net realized gain on investments	−	(.14)	−	(.17)	−
Net asset value, end of period	18.77	16.90	15.05	10.40	14.23
Total Return (%)[c]	11.07[d]	13.42	44.71	(25.79)	18.58[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.16[d]	2.41	2.61	2.44	2.85[e]
Ratio of net expenses to average net assets	1.00[d]	1.95	2.00	2.00	2.00[e]
Ratio of net investment (loss) to average net assets	(.70)[d]	(1.46)	(1.36)	(1.42)	(1.43)[e]
Portfolio Turnover Rate	17.48[d]	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	12,597	11,398	13,483	11,638	16,412

[†] *Represents information for Class C shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
[a] *From October 1, 2001 (commencement of operations) to March 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class R Shares[†]	Six Months Ended September 30, 2005 (Unaudited)	2005	2004	2003	2002[a]
			Year Ended March 31,		
Per Share Data ($):					
Net asset value, beginning of period	17.48	15.41	10.56	14.30	12.00
Investment Operations:					
Investment (loss)–net	(.03)[b]	(.08)[b]	(.06)	(.08)	(.02)
Net realized and unrealized gain (loss) on investments	2.06	2.29	4.91	(3.49)	2.32
Total from Investment Operations	2.03	2.21	4.85	(3.57)	2.30
Distributions:					
Dividends from net realized gain on investments	–	(.14)	–	(.17)	–
Net asset value, end of period	19.51	17.48	15.41	10.56	14.30
Total Return (%)	11.61[c]	14.54	45.93	(25.03)	19.17[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.67[c]	1.44	1.61	1.44	1.85[d]
Ratio of net expenses to average net assets	.50[c]	.99	1.00	1.00	1.00[d]
Ratio of net investment (loss) to average net assets	(.16)[c]	(.51)	(.36)	(.45)	(.40)[d]
Portfolio Turnover Rate	17.48[c]	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	1,134	401	706	758	2,522

[†] *Represents information for Class Y shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
[a] *From October 1, 2001 (commencement of operations) to March 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares†	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,			
		2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	17.26	15.28	10.49	14.27	12.00
Investment Operations:					
Investment (loss)−net	(.08)[b]	(.15)[b]	(.14)	(.12)	(.04)
Net realized and unrealized gain (loss) on investments	2.04	2.27	4.93	(3.49)	2.31
Total from Investment Operations	1.96	2.12	4.79	(3.61)	2.27
Distributions:					
Dividends from net realized gain on investments	−	(.14)	−	(.17)	−
Net asset value, end of period	19.22	17.26	15.28	10.49	14.27
Total Return (%)[c]	11.29[d]	14.14	45.66	(25.36)	18.92[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.92[d]	1.94	2.11	1.94	2.35[e]
Ratio of net expenses to average net assets	.75[d]	1.42	1.50	1.50	1.50[e]
Ratio of net investment (loss) to average net assets	(.45)[d]	(.94)	(.86)	(.92)	(.90)[e]
Portfolio Turnover Rate	17.48[d]	66.27	225.79	174.82	66.89
Net Assets, end of period ($ X 1,000)	18,930	17,751	22,710	20,521	30,004

† *Represents information for Class A shares of predecessor, Bear Stearns S&P STARS Opportunities Portfolio, through April 30, 2004.*
a *From October 1, 2001 (commencement of operations) to March 31, 2002.*
b *Based on average shares outstanding at each month end.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
See notes to financial statements.

NOTE TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Premier S&P STARS Opportunities Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks to provide long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data,

the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis

to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $933,571 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 was as follows: long-term capital gains $495,190. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets and is payable monthly. The Manager has

contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T shares for the two-year period ending May 1, 2006, so that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in the management fees, pursuant to the undertaking, amounted to $80,242 during the period ended September 30, 2005.

The fund has agreed to pay a license fee at the annual rate of .15% of the value of the fund's average daily net assets for the use of certain of Standard & Poor's proprietary tradenames and trademarks.

During the period ended September 30, 2005, the Distributor retained $3,275 and $933 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $26,319 and $723 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2005, Class B, Class C and Class T shares were charged $68,010, $43,854 and $22,324, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institu-

tion or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $1,455, $22,670, $14,618 and $22,324, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $31,273 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. The custody fees charged for the period ended September 30, 2005 were $2,529.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $30,829, Rule 12b-1 distribution plan fees $23,233, shareholder services plan fees $10,783, custodian fees $986, chief compliance officer fees $929 and transfer agency per account fees $12,308, which are offset against an expense reimbursement currently in effect in the amount of $26,187.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities, during the period ended September 30, 2005:

	Purchases ($)	Sales ($)
Long transactions	9,771,360	8,466,696
Short sale transactions	952,590	721,296
Total	**10,723,950**	**9,187,992**

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily a segregated account with a broker or custodian, of permissible liquid assets sufficient to cover its short position. Securities sold short at September 30, 2005, and their related market values and proceeds are set forth in the Statement of Securities Sold Short.

At September 30, 2005, accumulated net unrealized appreciation on investments was $17,218,194, consisting of $17,733,939 gross unrealized appreciation and $515,745 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

Dreyfus Premier
S&P STARS
Opportunities Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6021SA0905

Dreyfus Premier
S&P STARS Fund

SEMIANNUAL REPORT September 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier S&P STARS Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Robert S. Natale, CFA, of Bear Stearns Asset Management Inc., the fund's sub-investment adviser.

Stocks have traded within a relatively narrow range over the past six months, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Robert S. Natale, CFA, Portfolio Manager

How did Dreyfus Premier S&P STARS Fund perform relative to its benchmark?

For the six-month period ended September 30, 2005, the fund produced total returns of 8.63% for Class A shares, 8.27% for Class B shares, 8.23% for Class C shares, 8.89% for Class R shares and 8.53% for Class T shares.[1,2] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 5.02% for the same period.[3] In addition, the average return of all funds reported in the Lipper Multi-Cap Core category was 6.50%.[4]

The stock market was driven higher during the reporting period by strong results from the energy and utilities sectors, which benefited from soaring oil and gas prices. The fund's returns were substantially higher than its benchmark and its Lipper category average, primarily due to its relatively heavy exposure to enterprise-driven market sectors and light positions in more consumer-oriented areas.

What is the fund's investment approach?

The fund seeks to provide investment results that exceed the total return of the S&P 500 Index. To pursue this goal, the fund normally invests at least 85% of its net assets in securities that have been ranked 4 or 5 Stars at the time of purchase by Standard & Poor's (S&P) analysts according to the S&P **ST**ock **A**ppreciation **R**anking **S**ystem (or STARS).

S&P's research staff analyzes and ranks the stocks of approximately 1,500 issuers, and evaluates their intermediate-term (up to 12 months) appreciation potential in one of five categories, from a top rating of 5-STARS (Buy) to a low rating of 1-STARS (Sell). The portfolio manager generally uses STARS to identify common stocks in the highest categories (5- and 4-STARS) for purchase, and in the lowest category (1- and 2-STARS) for occasional short selling. "Short selling" refers to a strategy in which the fund sells a security it has borrowed in anticipation of repurchasing it at a lower price in the future, thereby realizing a gain.

The fund's management team independently analyzes the stocks ranked by S&P analysts according to the STARS system and identifies for purchase those highly ranked stocks it believes have the greatest potential to achieve growth and be acquired at a reasonable price.

What other factors influenced the fund's performance?

Stocks were influenced by mixed economic results. Although the U.S. economy grew steadily and corporate earnings generally were positive, these favorable influences were offset by rising interest rates and mounting inflation worries, including surging energy prices, that threatened to erode economic activity and corporate financial results.

Energy producers ranked as the market's strongest performers for the reporting period, accounting for much of the S&P 500 Index's overall gains, as commodity prices soared to record highs amid rising global demand for a limited supply of oil and gas. Other market sectors within the S&P 500 Index provided mixed results, with modest gains in the health care sector offset by declines among energy-consuming companies, including many in the materials and industrials areas. In addition, consumer discretionary stocks were hurt by concerns that high oil prices might constrain consumer spending.

In this economic environment, the fund's performance benefited from its emphasis on industry groups that serve business and industry, and its de-emphasis of consumer-oriented areas. The fund's relatively heavy positions in the technology area helped drive performance, as did our stock selection strategy within the sector. For example, Internet service and software companies ValueClick, Bankrate and CNET Networks benefited from strong demand for online advertising. Similarly, the fund's security selection strategy in the industrials sector produced above-average returns as the fund generally avoided large industrial conglomerates, such as General Electric and Tyco International. Our overweighting of the energy sector continues to benefit fund returns, along with favorable stock selection. Devon Energy and Noble Energy were stellar performers during the period.

While the fund's relatively light exposure to consumer discretionary stocks was a positive influence on performance, disappointing stock selections within the sector more than offset those gains. The fund's

4

holdings of specialty retailers, such as PetSmart, Bed, Bath & Beyond and Petco, suffered amid concerns that high energy prices and rising interest rates might constrain consumer spending. Other laggards were Cytec Industries; and MBNA, which was sold after announcement of poor first quarter results but before disclosure of its acquisition by BancAmerica.

What is the fund's current strategy?

We continue to be focused on enterprise-driven sectors, especially technology, rather than consumer-demand-driven businesses. Corporate balance sheets are very strong, which should buoy demand for technological and industrial goods and services, while consumer wallets will be very stretched come 2006 in the face of higher interest rates and energy bills. In addition, very large companies, which began the reporting period at attractive valuations, continue to look inexpensive versus smaller-cap stocks, compared to historical norms.

October 17, 2005

The fund may engage in short-selling trading, which involves selling a security it does not own in anticipation that the security's price will decline and may expose the fund to the risk that it will be required to buy the security sold short at a time when the security has appreciated in value, thus resulting in a loss to the fund.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation, which has contractually agreed to waive receipt of its fees and/or assume the expenses of Classes B, C, R and T for the two-year period ending May 1, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *The fund commenced operations after all of the assets of a predecessor mutual fund that was advised by the fund's current sub-investment adviser were transferred to the fund in exchange for a corresponding class of shares of the fund in a tax-free reorganization on May 1, 2004. The fund offers Class A, B, C and T shares, which are subject to different sales charges and distribution and servicing fees. Performance for each share class includes returns for the predecessor fund and reflects current distribution and servicing fees in effect only since the reorganization date. The predecessor fund's Class A shares were reorganized into Class T shares of the fund, and were subject to a distribution fee (reflected in the predecessor fund's return only) that the fund's Class A shares are not.*

[3] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*
"Standard & Poor's®," "S&P®" and "STARS®" are trademarks of Standard and Poor's and have been licensed for use on behalf of the fund. The fund is not sponsored, managed, advised, sold or promoted by S&P and is not an index fund.

[4] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier S&P STARS Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.54	$ 10.44	$ 10.44	$ 4.66	$ 7.84
Ending value (after expenses)	$1,086.30	$1,082.70	$1,082.30	$1,088.90	$1,085.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.33	$ 10.10	$ 10.10	$ 4.51	$ 7.59
Ending value (after expenses)	$1,018.80	$1,015.04	$1,015.04	$1,020.61	$1,017.55

† *Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.00% for Class B, 2.00% for Class C, .89% for Class R and 1.50% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Common Stocks—100.1%	Shares	Value ($)
Consumer Discretionary—7.6%		
Denny's	4,650,000 a,b	19,297,500
News, Cl. A	1,900,000	29,621,000
PetSmart	860,000	18,730,800
Time Warner	1,540,000	27,889,400
		95,538,700
Consumer Staples—4.5%		
Constellation Brands, Cl. A	1,100,000 a	28,600,000
Procter & Gamble	470,000	27,946,200
		56,546,200
Energy—11.9%		
Apache	380,000	28,583,600
Devon Energy	500,000	34,320,000
Exxon Mobil	450,000	28,593,000
Noble Energy	620,000	29,078,000
XTO Energy	630,000	28,551,600
		149,126,200
Finance—8.6%		
Affiliated Managers Group	400,000 a,c	28,968,000
Bank of America	600,000	25,260,000
Citigroup	565,000	25,718,800
Lehman Brothers Holdings	240,000	27,955,200
		107,902,000
Health Care—21.9%		
Amgen	330,000 a	26,291,100
AstraZeneca Group, ADR	550,000	25,905,000
Boston Scientific	920,000 a	21,500,400
Cytyc	1,000,000 a	26,850,000
Fisher Scientific International	450,000 a	27,922,500
Gilead Sciences	610,000 a	29,743,600
Johnson & Johnson	410,000	25,944,800
Renovis	790,000 a,c	10,688,700
Sanofi-Aventis, ADR	580,000	24,099,000
Teva Pharmaceutical Industries, ADR	810,000	27,070,200
WellPoint	380,000 a	28,811,600
		274,826,900

Common Stocks (continued)	Shares	Value ($)
Industrial–8.8%		
Burlington Northern Santa Fe	490,000	29,302,000
Ingersoll-Rand, Cl. A	700,000	26,761,000
Manitowoc	550,000	27,637,500
WW Grainger	430,000	27,055,600
		110,756,100
Information Technology–23.8%		
Bankrate	770,000 a,c	21,121,100
Cisco Systems	1,430,000 a	25,639,900
CNET Networks	2,750,000 a	37,317,500
Dell	610,000 a	20,862,000
EMC/Massachusetts	1,990,000 a	25,750,600
Flextronics International	1,980,000 a	25,443,000
International Rectifier	580,000 a	26,146,400
iVillage	1,060,000 a	7,695,600
Motorola	1,220,000	26,949,800
Qualcomm	610,000	27,297,500
Shanda Interactive Entertainment, ADR	630,000 a	17,041,500
ValueClick	2,250,000 a	38,452,500
		299,717,400
Materials–2.2%		
Allegheny Technologies	900,000 c	**27,882,000**
Oil & Gas Drilling & Equipment–2.1%		
Noble	380,000 c	**26,014,800**
Software–6.4%		
Fiserv	610,000 a	27,980,700
Microsoft	1,060,000	27,273,800
Oracle	2,030,000 a	25,151,700
		80,406,200
Utilities–2.3%		
AES	1,770,000 a	**29,081,100**
Total Common Stocks		
(cost $1,064,405,949)		**1,257,797,600**

Other Investment−.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,376,000)	1,376,000 d	**1,376,000**
Investment of Cash Collateral for Securities Loaned−.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $6,542,060)	6,542,060 d	**6,542,060**
Total Investments (cost $1,072,324,009)	**100.7%**	**1,265,715,660**
Liabilities, Less Cash and Receivables	**(.7%)**	**(8,843,260)**
Net Assets	**100.0%**	**1,256,872,400**

ADR—American Depository Receipts.

a *Non-income producing.*

b *Investments in non-controlled affiliates (cost $20,895,364)—see Note 1c.*

c *All or a portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities on loan is $11,447,294 and the total market value of the collateral held by the fund is $11,695,860, consisting of cash collateral of $6,542,060 and U.S. Government and agency securities valued at $5,153,800.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	23.8	Software	6.4
Health Care	21.9	Consumer Staples	4.5
Energy	11.9	Utilities	2.3
Industrial	8.8	Other	4.9
Finance	8.6		
Consumer Discretionary	7.6		**100.7**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $11,447,294)–Note 1(b):		
Unaffiliated issuers	1,043,510,585	1,238,500,100
Affiliated issuers	28,813,424	27,215,560
Receivable for investment securities sold		3,305,384
Receivable for shares of Beneficial Interest subscribed		2,092,492
Dividends receivable		323,789
Prepaid and other expenses		56,334
		1,271,493,659
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,566,716
Cash overdraft due to Custodian		528,067
Liability for securities on loan–Note 1(b)		6,542,060
Payable for investment securities purchased		3,608,652
Payable for shares of Beneficial Interest redeemed		1,442,005
Inerest payable		3,930
Accrued expenses		929,829
		14,621,259
Net Assets ($)		**1,256,872,400**
Composition of Net Assets ($):		
Paid-in capital		1,874,355,455
Accumulated investment (loss)–net		(5,497,450)
Accumulated net realized gain (loss) on investments		(805,377,256)
Accumulated net unrealized appreciation (depreciation) on investments		193,391,651
Net Assets ($)		**1,256,872,400**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	17,028,990	357,165,498	246,410,543	194,495,988	441,771,381
Shares Outstanding	612,238	13,442,666	9,280,740	6,672,566	15,919,835
Net Asset Value Per Share ($)	**27.81**	**26.57**	**26.55**	**29.15**	**27.75**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $84,245 foreign taxes withheld at source):	
Unaffiliated issuers	4,738,342
Affiliated issuers	28,976
Income on securities lending	98,113
Total Income	**4,865,431**
Expenses:	
Investment advisory fees–Note 3(a)	4,390,680
Distribution fees–Note 3(b)	2,844,086
Shareholder servicing costs–Note 3(c)	2,502,502
License fee–Note 3(a)	864,927
Prospectus and shareholders' reports	57,036
Custodian fees–Note 3(c)	47,791
Registration fees	39,986
Professional fees	28,645
Interest expense–Note 2	26,256
Trustees' fees and expenses–Note 3(d)	8,883
Miscellaneous	31,794
Total Expenses	**10,842,586**
Less–reduction in expenses due to undertakings–Note 3(a)	(479,705)
Net Expenses	**10,362,881**
Investment (Loss)–Net	**(5,497,450)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments:	
Unaffiliated issuers	88,251,139
Affiliated issuers	5,679,152
Net Realized Gain (Loss)	**93,930,291**
Net unrealized appreciation (depreciation) on investments:	
Unaffiliated issuers	3,695,716
Affiliated issuers	9,137,469
Net Unrealized Appreciation (Depreciation)	**12,833,185**
Net Realized and Unrealized Gain (Loss) on Investments	**106,763,476**
Net Increase in Net Assets Resulting from Operations	**101,266,026**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Operations ($):		
Investment (loss)−net	(5,497,450)	(9,381,850)
Net realized gain (loss) on investments	93,930,291	108,068,652
Net unrealized appreciation (depreciation) on investments	12,833,185	10,789,293
Net Increase (Decrease) in Net Assets Resulting from Operations	**101,266,026**	**109,476,095**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	8,823,913	8,065,903
Class B shares	3,328,958	8,141,402
Class C shares	4,375,333	8,333,711
Class R shares	9,073,337	24,617,646
Class T shares	6,120,043	21,323,543
Cost of shares redeemed:		
Class A shares	(581,174)	(426,962)
Class B shares	(41,258,322)	(93,093,913)
Class C shares	(30,246,541)	(82,326,937)
Class R shares	(8,015,103)	(32,739,500)
Class T shares	(63,464,576)	(181,357,568)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(111,844,132)**	**(319,462,675)**
Total Increase (Decrease) in Net Assets	**(10,578,106)**	**(209,986,580)**
Net Assets ($):		
Beginning of Period	1,267,450,506	1,477,437,086
End of Period	**1,256,872,400**	**1,267,450,506**

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a,b]
Capital Share Transactions:		
Class A		
Shares sold	329,816	321,478
Shares redeemed	(21,865)	(17,191)
Net Increase (Decrease) in Shares Outstanding	**307,951**	**304,287**
Class B		
Shares sold	131,005	353,820
Shares redeemed	(1,630,347)	(4,045,410)
Net Increase (Decrease) in Shares Outstanding	**(1,499,342)**	**(3,691,590)**
Class C		
Shares sold	172,416	362,792
Shares redeemed	(1,194,190)	(3,586,535)
Net Increase (Decrease) in Shares Outstanding	**(1,021,774)**	**(3,223,743)**
Class R		
Shares sold	325,172	948,660
Shares redeemed	(288,186)	(1,334,052)
Net Increase (Decrease) in Shares Outstanding	**36,986**	**(385,392)**
Class T		
Shares sold	230,668	893,042
Shares redeemed	(2,404,161)	(7,603,999)
Net Increase (Decrease) in Shares Outstanding	**(2,173,493)**	**(6,710,957)**

[a] *The fund commenced offering five classes of shares as of the close of business April 30, 2004. The existing shares were redesignated and the fund added Class A shares.*

[b] *Represents information for predecessor, Bear Stearns S&P STARS Portfolio through April 30, 2004.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Class B, C, R and T shares represents the financial highlights of the fund's predecessor, Bear Stearns S&P STARS Portfolio ("S&P STARS Portfolio"), before the fund commenced operations as of the close of business on April 30, 2004, and represents the performance of the fund's Class B, C, R and T shares thereafter. Before the fund commened operations, substantially all of the assets of the S&P STARS Portfolio were transferred to the fund in exchange for Class B, C, R and T shares of the fund in a tax-free reorganization. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming all dividends and distributions were reinvested. These figures have been derived from the fund's and fund's predecessor's financial statements.

Class A Shares	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	25.60	22.28
Investment Operations:		
Investment (loss)–net[b]	(.07)	(.08)
Net realized and unrealized gain (loss) on investments	2.28	3.40
Total from Investment Operations	2.21	3.32
Net asset value, end of period	27.81	25.60
Total Return (%)[c]	8.63[d]	14.90[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	.62[d]	1.28[d]
Ratio of net expenses to average net assets	.62[d]	1.28[d]
Ratio of net investment (loss) to average net assets	(.24)[d]	(.44)[d]
Portfolio Turnover Rate	54.52[d]	140.38
Net Assets, end of period ($ X 1,000)	17,029	7,790

[a] *From May 1, 2004 (commencement of operations) to March 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares†	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	24.54	22.58	15.32	24.46	27.26	35.83
Investment Operations:						
Investment (loss)−net	(.16)a	(.24)a	(.27)	(.29)	(.41)	(.37)
Net realized and unrealized gain (loss) on investments	2.19	2.20	7.53	(8.85)	(2.39)	(7.72)
Total from Investment Operations	2.03	1.96	7.26	(9.14)	(2.80)	(8.09)
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.48)
Net asset value, end of period	26.57	24.54	22.58	15.32	24.46	27.26
Total Return (%)b	8.27c	8.68	47.39	(37.37)	(10.27)	(22.73)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.06c	2.10	2.20	2.16	2.08	2.10
Ratio of net expenses to average net assets	1.00c	2.02	2.00	2.00	2.00	2.00
Ratio of net investment (loss) to average net assets	(.62)c	(1.03)	(1.26)	(1.44)	(1.65)	(1.58)
Portfolio Turnover Rate	54.52c	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ x 1,000)	357,165	366,711	420,694	323,425	672,833	620,784

† *Represents information for Class B shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not annualized.*
See notes to financial statements.

Class C Shares†	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	24.53	22.56	15.31	24.45	27.25	35.82
Investment Operations:						
Investment (loss)−net	(.16)a	(.24)a	(.28)	(.31)	(.42)	(.38)
Net realized and unrealized gain (loss) on investments	2.18	2.21	7.53	(8.83)	(2.38)	(7.71)
Total from Investment Operations	2.02	1.97	7.25	(9.14)	(2.80)	(8.09)
Distributions:						
Dividends from net realized gain on investments	−	−	−	−	−	(.48)
Net asset value, end of period	26.55	24.53	22.56	15.31	24.45	27.25
Total Return (%)b	8.23c	8.73	47.35	(37.38)	(10.28)	(22.74)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.05c	2.08	2.20	2.16	2.08	2.10
Ratio of net expenses to average net assets	1.00c	2.02	2.00	2.00	2.00	2.00
Ratio of net investment (loss) to average net assets	(.61)c	(1.03)	(1.26)	(1.44)	(1.65)	(1.58)
Portfolio Turnover Rate	54.52c	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ X 1,000)	246,411	252,671	305,176	253,391	568,726	540,150

† *Represents information for Class C shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*
a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not annualized.*
See notes to financial statements.

Class R Shares†	Six Months Ended September 30, 2005 (Unaudited)	2005	Year Ended March 31, 2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	26.77	24.36	16.37	25.82	28.49	37.05
Investment Operations:						
Investment income (loss)−net	(.02)a	.02a	(.05)	(.09)	(.16)	(.14)
Net realized and unrealized gain (loss) on investments	2.40	2.39	8.04	(9.36)	(2.51)	(7.94)
Total from Investment Operations	2.38	2.41	7.99	(9.45)	(2.67)	(8.08)
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.48)
Net asset value, end of period	29.15	26.77	24.36	16.37	25.82	28.49
Total Return (%)	8.89b	9.89	48.81	(36.60)	(9.37)	(21.95)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45b	.94	1.20	1.16	1.08	1.10
Ratio of net expenses to average net assets	.44b	.92	1.00	1.00	1.00	1.00
Ratio of net investment income (loss) to average net assets	(.06)b	.07	(.26)	(.43)	(.65)	(.47)
Portfolio Turnover Rate	54.52b	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ X 1,000)	194,496	177,668	171,024	109,212	203,633	176,235

† *Represents information for Class Y shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*

a *Based on average shares outstanding at each month end.*

b *Not annualized.*

See notes to financial statements.

Class T Shares†	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	25.57	23.40	15.81	25.11	27.85	36.42
Investment Operations:						
Investment (loss)–net	(.10)[a]	(.13)[a]	(.17)	(.21)	(.30)	(.27)
Net realized and unrealized gain (loss) on investments	2.28	2.30	7.76	(9.09)	(2.44)	(7.82)
Total from Investment Operations	2.18	2.17	7.59	(9.30)	(2.74)	(8.09)
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.48)
Net asset value, end of period	27.75	25.57	23.40	15.81	25.11	27.85
Total Return (%)[b]	8.53[c]	9.27	48.01	(37.06)	(9.80)	(22.36)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.79[c]	1.56	1.70	1.66	1.58	1.60
Ratio of net expenses to average net assets	.75[c]	1.52	1.50	1.50	1.50	1.50
Ratio of net investment (loss) to average net assets	(.36)[c]	(.53)	(.76)	(.95)	(1.12)	(1.04)
Portfolio Turnover Rate	54.52[c]	140.38	127.25	122.29	110.80	42.93
Net Assets, end of period ($ X 1,000)	441,771	462,612	580,543	484,873	1,151,482	1,173,464

† *Represents information for Class A shares of predecessor, Bear Stearns S&P STARS Portfolio, through April 30, 2004.*

a *Based on average shares outstanding at each month end.*

b *Exclusive of sales charge.*

c *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier S&P STARS Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective seeks to provide investment results that exceed the total return of publicly traded common stocks in the aggregate, as represented by the S&P 500 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence

the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

Issuers in which the fund held 5% or more of the outstanding voting securities are defined as "affiliated" in the Act. The following summarizes affiliated issuers during the period ended September 30, 2005:

Name of issuer	Shares				Dividend Income ($)	Market Value ($)
	Beginning of Period	Purchases	Sales	End of Period		
Bankrate†	1,110,000	70,000	410,000	770,000	–	21,121,100
Denny's	4,540,000	160,000	50,000	4,650,000	–	19,297,500

† *Not an affiliated issuer as of September 30, 2005.*

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $896,888,974 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $2,034,566 of the carryover expires in fiscal 2009, $224,199,591 expires in fiscal 2010, $545,785,145 expires in fiscal 2011 and $124,869,672 expires in fiscal 2012.

The fund paid no distribution to shareholders during the fiscal year ended March 31, 2005. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $50 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended September 30, 2005 was approximately $1,431,700, with a related weighted average annualized interest rate of 3.66%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .70% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of Class B, C, R and T shares for the two-year period ending May 1, 2006, to the extent that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of such class' average daily net assets. The reduction in the management fees, pursuant to the undertaking, amounted to $479,705 during the period ended September 30, 2005.

The fund has agreed to pay a license fee at the annual rate of .15% of the value of the fund's average daily net assets for the use of certain of Standard & Poor's proprietary tradenames and trademarks.

During the period ended September 30, 2005, the Distributor retained $8,393 from commissions earned on sales of the fund's Class A shares, respectively, and $614,879 and $3,983 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2005, Class B, Class C and Class T shares were charged $1,350,825, $931,728 and $561,533, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $14,618, $450,275, $310,576 and $561,534, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was

charged $701,793 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $47,791 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $722,675, Rule 12b-1 distribution plan fees $463,765, shareholder services plan fees $218,644, custodian fees $22,643, chief compliance officer fees $929 and transfer agency per account fees $258,599, which are offset against an expense reimbursement currently in effect in the amount of $120,539.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $681,644,802 and $797,708,980, respectively.

The fund is engaged in short-selling which obligates the fund to replace the security borrowed by purchasing the security at current market value. The fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund would realize a gain if the price of the security declines between those dates. Until the fund replaces the borrowed security, the fund will maintain daily, a segre-

gated account with a broker or custodian of permissible liquid assets sufficient to cover its short position. At September 30, 2005, there were no securities sold short outstanding.

At September 30, 2005, accumulated net unrealized appreciation on investments was $193,391,651, consisting of $226,668,896 gross unrealized appreciation and $33,277,245 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus Premier
S&P STARS Fund**
200 Park Avenue
New York, NY 10166

Investment Advisor

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Bear Stearns Asset
Management Inc.
383 Madison Avenue
New York, NY 10179

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6016SA0905